UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(Drawn up in summary format, as provided for under paragraph 1 of article 130 of Law No. 6,404/1976 and paragraph 1 of article 19 of Oi S.A.’s Bylaws)

1. Date, time and place: On April 30, 2021, at 2:00 p.m., at the headquarters of Oi S.A – In Judicial Reorganization (“Oi” or the “Company”), located at Rua do Lavradio, No. 71, City Center, in the City and State of Rio de Janeiro.

2. Agenda: At the Annual General Shareholders’ Meeting: (i) to analyze the management accounts; examine, discuss and vote the financial statements for the fiscal year ended December 31, 2020; (ii) to deliberate on the allocation of results for the fiscal year ended December 31, 2020; (iii) to establish the annual global compensation of the Company’s management and of the members of the Company’s Fiscal Council; (iv) to approve the election to the Board of Directors appointed by the Company’s management; and (v) to elect the members of the Fiscal Council and their alternates. At the Extraordinary General Shareholders’ Meeting: (vi) approve the Long-Term Incentive Plan based on Company’s shares for the Chief Executive Officer.

3. Call notice: Call notice published in the Rio de Janeiro State Official Gazette (Diário Oficial do Estado do Rio de Janeiro), Section V, in the editions dated March 30, 2021, page 101; March 31, 2021, page 159; and April 1st, 2021, page 72, and in the newspaper Valor Econômico – National Edition, in the editions dated March 30, 2021, page A11; March 31, 2021, page C6; April 1st, 2021 and April 2, 2021, page C7, pursuant to the caption and paragraph 1 of article 124 of Law No. 6,404/1976 (the “Brazilian Corporations Law”.)

3.1. All documents and information regarding the Agenda were made available to shareholders on March 30, 2021, pursuant to CVM Instruction No. 481/09 (“CVM Instruction 481”).

4. Attendance: Shareholders representing 40.44% of the common shares, 18.79% of the preferred shares, and therefore, 39.87% of the voting and total capital stock of the Company attended the meeting, either at the Company’s headquarters or by exercising their right to attend remotely, pursuant to Article 121, sole paragraph, of the Brazilian Corporations Law and CVM Instruction 481, as evidenced by (i) the signatures entered in the “Shareholders’ Attendance Book” and (ii) the valid remote voting ballots, received through the B3 Central Depository, by the depositary bank or directly by the Company, pursuant to CVM Instruction 481, according to the voting mapss disclosed by the Company on March 28 and 29 March, 2021. Also present were Mr. Rodrigo Modesto de Abreu, Chief Executive Officer of the Company; Mr. Antonio Reinaldo Rabelo Filho, Chief Legal Officer; and Mr. Arthur José Lavatori Correa, Corporate, Capital Markets and Contracts Legal Officer, as well as Ms. Daniela Maluf Pfeiffer, member of the Fiscal Council, and Ms. Monika Marielle du Mont Collyer and Mr. Filipe Granja Furlanetto, representatives of BDO RCS Auditores Independentes.

5. Meeting Board: Once the legal quorum was verified for deliberation and in accordance with the provisions set forth in article 15 of the Company’s Bylaws, the General Meeting was opened by Mr. Eleazar de Carvalho Filho, who acted as chairman of the meeting and appointed Mr. Rafael Padilha Calábria as secretary of the meeting.

6. Resolutions: After waiving the reading of the consolidated summary voting map cast through remote voting ballots, considering the most recent shareholdings included in the Company’s books, which were available for inspection by attending shareholders, pursuant to paragraph 4 of article 21-W of the CVM Instruction 481, the secretary clarified that the preferred shares shall bear voting rights on the matters to be resolved in the General Meeting, pursuant to paragraph 3 of article 12 of the Company’s Bylaws and paragraph 1 of article 111 of the Brazilian Corporations Law. The secretary also registered that, in accordance with the paragraph 1 of article 19 of the Company’s Bylaws, the minutes shall be drawn up in the form of a summary of the facts, including dissents and protests, and shall contain only the transcription of the resolutions taken, observing the conditions indicated in items “a” and “b” of paragraph 1 of article 130 of the Brazilian Corporations Law. The reading of the matters included on the Agenda of this General Meeting and related documents was unanimously waived.

At the Annual General Meeting:

6.1 Regarding item (i) of the Agenda, by majority vote, without reservations, with 2,297,484,067 favorable votes, representing 99.96% of the valid votes, with 963,894 votes against, and abstention by holders of 74,996,242 shares, the management accounts and the management’s report, the Balance Sheet and the other Financial Statements, accompanied by the Independent Auditors’ Report and the opinion of the Fiscal Council, for the fiscal year ended on December 31, 2020, were approved.

6.2 Regarding item (ii) of the Agenda, by majority vote, with 2,307,856,557 votes in favor, representing 99.97% of the valid votes, with 704,418 votes against, and abstention by holders of 64,883,228 shares, it was including that the Company recognized a loss for the fiscal year ending December 31, 2020, in the amount of R$10,529,962,702.96 (ten billion, five hundred and twenty-nine million, nine hundred and sixty-two thousand, seven hundred and two reais and ninety-six cents), and the recording of this amount in the Company’s Accumulated Losses line item was approved.

6.3 Regarding item (iii) of the Agenda, after discussion, it was approved, by majority vote, with 1,939,107,293 favorable votes, representing 99.26% of the valid votes, with 14,431,207 votes against, and abstention by holders of 419,905,703 shares, the management proposal for setting the annual global budget of the Board of Directors and Fiscal Council for fiscal year of 2021, as follows: (i.1) annual global budget for the Company’s Board of Directors, in the amount of up to R$14,005,930.41 (fourteen million, five thousand, nine hundred and thirty reais and forty-one cents), considering only fees; (i.2 ) annual global budget for the Company’s Board of Executive Officers, in the amount of up to R$77,761,708.87 (seventy-seven million, seven hundred and sixty-one thousand, seven hundred and eight reais and eighty-seven cents), distributed as follows (a) the amount of up to R$48,219,792.06 (forty-eight million, two hundred nineteen thousand, seven hundred ninety-two Brazilian reais and six cents) as a recurring portion of the compensation package of the Statutory Officers, an amount comprising the following components: fixed remuneration, executive bonus, long-term incentives and benefits; and (b) the amount of up to R$29,541,916.81 (twenty-nine million, five hundred and forty-one thousand, nine hundred and sixteen reais and eighty-one cents) for non-recurring payments for Divestment Projects; and (i.3 ) an annual global budget for the Fiscal Council, in the amount of R$1,077,000.00 (one million and seventy-seven thousand reais) which corresponds to the minimum amount provided for in the third paragraph of article 162 of the Brazilian Corporations Law.

6.4 Regarding item (iv) of the Agenda, the Meeting Board initially clarified that, under the Notice to the Shareholders published by the Company on April 28, 2021, Mr. Marcelo Pavão Lacerda presented his resignation from the list originally nominated by the Company’s Board of Directors. As a result, in replacement of Mr. Marcelo Pavão Lacerda, the Company’s Board of Directors presented Mr. Mateus Affonso Bandeira as a candidate for the list. The Meeting Board also clarified that the request to adopt the multiple vote process initially presented by a group of the Company’s shareholders was withdrawn, as already mentioned in the aforementioned Notice to the Shareholders, which is why the voting will be carried out by means of lists of candidates, as provided for in the Bylaws. The request for a separate election for member of the Board of Directors was registered by shareholders Victor Adler, VIC Distribuidora de Títulos e Valores Mobiliários S.A. and Tempo Capital Principal FIA, holders of preferred shares, pursuant to Article 22, paragraph 2, of the Company's Bylaws, and Mr. Raphael Manhães Martins was nominated by these shareholders as candidate for member of the Board of Directors. In view of the request for a separate election by the preferred shareholders, the Meeting Board was informed by the Board of Directors that the candidate Mr. Marcos Bastos Rocha ceases to be part of the slate indicated. Placed the matter in vote, Mr. Raphael Manhães Martins was elected, by 16,216,400 favorable votes of preferred shares, and abstention by holders of 13,079,062 shares, to compose the Board of Directors, with a mandate until the Annual Shareholders' Meeting to be held in 2023. Mr. Raphael Manhães Martins, Brazilian, single, lawyer, bearer of ID No. 147.187, issued by OAB/RJ, enrolled in the CPF/ME under No. 096.952.607-56, with business address at Avenida Epitácio Pessoa, nº 1.674, salas 201 e 202, Ipanema, Rio de Janeiro - RJ. Proceeding to the election, the list nominated by the Company’s management for the Board of Directors was approved, in a majority vote, by 2,189,544,485 votes in favor, representing 92.54% of the valid votes, with 176,603,588 votes against and abstention by holders of 7,296,130 shares, for a unified term of office of 2 (two) years, until the Annual General Shareholders’ Meeting to be held in 2023, which will be composed of the following persons: (i) Mr. Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of Identity Card RG No. 11.620.489, issued by SSP/SP, registered with the CPF No. 382.478.107-78, with professional address at Rua Joaquim Floriano, 1120, Cj 61, São Paulo/SP, Zip Code 04534-004; (ii) Mr. Armando Lins Netto, Brazilian, married, mechanical engineer, bearer of Identity Card RG No. 64445964, issued by SSP/SP, registered with the CPF No. 294.857.702-00, with professional address at Av. Dra. Ruth Cardoso, 7221, 18th floor, São Paulo/SP; (iii) Mrs. Claudia Quintella Woods, Brazilian, married, business administrator, bearer of Identity Card RG No. 020.462.491-0, issued by DETRAN/RJ, registered with the CPF No. 098.823.117-41 with professional address at Av Presidente Juscelino Kubitschek, 1909 - Torre Sul 15th floor, São Paulo-SP; (iv) Mr. Henrique José Fernandes Luz, Brazilian,

married, Bachelor in Accounting and Independent Board Member, bearer of Identity Card RG No. 29356625- 2, issued by SSP/SP, registered with the CPF No. 343.629.917-00, with professional address at Av. São Paulo Antigo, 500, apartment 131-C, Real Parque, São Paulo/SP, Zip Code 05684-011; (v) Mr. Luís Maria Viana Palha da Silva, Portuguese, married, economista, bearer of passport No. C425234 (valid up to July 24, 2022), registered with the CPF No. 073.725.141-77, , with professional address at Rua Funchal, 418, 11º andar, Vila Olímpia, Zip Code 04551-060; (vi) Mr. Mateus Affonso Bandeira, Brazilian, married, system analyst, bearer of Identity Card RG No.703917952-3, issued by SJS/II, registered with the CPF No. 572.483.970-91, resident and domiciled at Rua Barão de Ubá, 401, apartment 1102, Bela Vista, Porto Alegre/RS, Zip Code 90405-090; (vii) Mr. Marcos Grodetzky, Brazilian, married, economista, bearer of Identity Card RG No. 3.474.360, issued by IFP/RJ, registered with the CPF No. 425.552.057-72, with professional address at Rua Itacolomi, 445, apartment 61, Higienópolis, São Paulo/SP; (viii) Mrs. Maria Helena dos Santos Fernandes de Santana Brazilian, married, economist, bearer of Identity Card RG No. 6.578.061-9 issued by SSP/SP, registered with the CPF No. 036.221.618-50, resident and domiciled at 52 Canary View, 23 Dowells Street – SE10 9DY, London, UK; (ix) Mr. Paulino do Rego Barros Jr, Brazilian with American citizenship, divorced, engineer, bearer of passport No.YD057644 (valid up to October 15, 2029), registered with the CF No. 995.054.798-91, with professional address at 2440 Peachtree RD NW, unidade 16, Atlanta, GA, 30305, USA; e (x) Mr. Roger Solé Rafols, Spanish, married, business administrator, bearer of passport No. XDB236914 (valid up to March 31, 2024), issued by the General Consulate of Spain in São Paulo, registered with the CPF No. 057.977.907-69, with professional at 45W 18th Street, New York, New York 10011, US. It was noted that those elected have declared that they do not incur in any of the prohibitions contained in article 147 of the Corporation Law that would prevent them from exercising the function to which they were elected. The elected Board Members take office on this date, by signing their respective Terms of Office. It was declared that all the elected board members are independent board members under the terms of the definition of independent board member set forth in the Company’s Bylaws.

6.5 Regarding item (v) of the Agenda, it was initially recorded the request for a separate election of members of the Fiscal Council by holders of preferred shares, pursuant to paragraph 4 of article 161 of the Brazilian Corporations Law, as requested by shareholders Victor Adler and VIC Distribuidora de Títulos e Valores Mobiliários S.A. Mrs. Cristiane do Amaral Mendonça was nominated by these shareholders as a candidate for effective member of the Company’s Fiscal Council and Mr. Marco Antônio de Almeida Lima as her alternate. After the matter was put to a vote, the following were elected, in a separate vote, by 16,216,400 favorable votes of preferred shares and abstention by holders of 13,079,062 shares, the effective members and respective alternates, to compose the Fiscal Council, with a mandate until the Annual General Shareholders’ Meeting to be held in 2022: Mrs. Cristiane do Amaral Mendonça, Brazilian, single, accountant, bearer of Identity Card RG No. 12160820-2, issued by the IFP/RJ, registered with the CPF No. 088.727.147-29, with professional address at Rua Godofredo Silva, 64, Vila Kosmo, Rio de Janeiro - RJ, as effective member, and Mr. Marco Antônio de Almeida Lima, Brazilian, single, lawyer, bearer of Identity Card No. 209.969, issued by the OAB/RJ, registered with the CPF No. 142.509.197-06, with professional address at Avenida Epitácio Pessoa, 1.674, rooms 201 e 202, Ipanema, Rio de Janeiro-RJ, Zip Code 22411-072, as her respective alternate member. Proceeding with the election, it was approved, in a majority vote, by 2,310,003,975 votes in favor, representing 99.49% of the valid votes, with 11,761,457 votes against and abstention by holders of 51,678,771 shares, the election of the following effective and alternate members of the Fiscal Council, with a term of office until the Annual Shareholders’ Meeting to be held in 2022: (1) as effective, Mr. Pedro Wagner Pereira Coelho, Brazilian, married, administrator, bearer of Identity Card No. 54.440.419-1, issued by SSP/SP, registered with the CPF No. 258.318. 957-34, with professional address at Rua Professor Alexandre Correia, 219 – apartment 51, Vila Gertrudes, São Paulo - SP, Zip Code 05657-230, having as alternate Mrs. Patrícia Valente Stierli, Brazilian, divorced, business administrator, bearer of Identity Card No. 4589089, issued by SSP/SP, registered with the CPF No. 010.551.368-78, resident at Rua Itacema, nº 246, apt. 32, Itaim Bibi, São Paulo - SP, Zip Code 04530-050; (2) as effective, Mr. Alvaro Bandeira, Brazilian, divorced, economist, bearer of Identity Card No. 00122119105, issued by CNH, registered with the CPF No. 266.839.707-34, with professional address at Praia de Botafogo, 501, 6th floor, Pão de Açúcar tower, Rio de Janeiro – RJ, Zip Code 22250-040, and Mr. Wiliam da Cruz Leal, Brazilian, divorced, consultant, bearer of Identity Card No. 13.184.281-7, registered with the CPF No. 245.579.516-00, with professional address at Estrada de Camorim, 205, Bloco 6, apartment 208, Jacarepaguá, Rio de Janeiro - RJ, (3) as alternate, Mrs. Daniela Maluf Pfeiffer, Brazilian, divorced, business administrator, bearer of Identity Card No. 08046911-7, issued by Detran-RJ, registered with the CPF No. 018.613.777-03, residente at Av. Alda Garrido, 408, apartment 102, Barra da Tijuca, Rio de Janeiro - RJ, and as alternate Ms. Maria Salete Garcia Pinheiro, Brazilian, married, accounting aditor, bearer of Identity Card No. 03382245-3, issued by the IFP, registered with the CPF No. 299.484.367-68, resident at Rua Vereador Crispin Fonseca, 66, Condomínio Jardim Itanhangá, Rio de Janeiro - RJ, Zip Code: 22641-260. It was noted that the elected officers declared that they had no legal impediments or restrictions for taking office.

At the Extraordinary General Meeting:

6.6 Regarding item (vi) of the Agenda, after discussion, it was approved by majority vote, with 2,469,358,437 votes in favor, representing 99.53% of the valid votes, with 11,640,895 votes against, and abstention by holders of 32,278,630 shares, the Long-Term Incentive Plan based on Company’s shares for the Chief Executive Officer, effective until December 2024, whose arrangement and conditions were previously made available to the shareholders on the call for this Meeting.

7. Opposing votes, vote statements and abstentions: Opposing votes, vote statements and abstentions were submitted to the Meeting Board were registered and shall remain filed in the Company’s records.

Closing: With nothing further to discuss, the meeting was adjourned for the drawing up of these minutes. Once read, the minutes were approved by the shareholders representing the required quorum for approval of the above resolutions.

Signed by: Meeting Board: Eleazar de Carvalho Filho – Chairman of the Meeting; Rafael Padilha Calábria – Secretary of the Meeting; Attending Shareholders: (p.p. Rafael Manhães Martins) TEMPO CAPITAL PRINCIPAL FIA; VIC DTVM S.A.; VICTOR ADLER; (p.p. Fernanda Cirne Montorfano Gibson; Victor Guita Campinho; Nina Guimarães Pantoja); BRATEL S.A.R.L; BRATEL S.A.R.L. - BANCO BTG PACTUAL S/A; (p.p. Marcelo Mollica Jourdan) JGP HEDGE MASTER FIM; JGP MAX MASTER FIM; JGP MULT PREV ADVISORY XP SEGUROS FI; JGP MULT PREV BRADESCO; JGP MULT PREV ICATU FI; JGP MULT PREV ITAU MASTER FI; JGP MULT PREV 1 FI; JGP STRATEGY MASTER FIM; JGP SULAMERICA MASTER PREV FIM CP; (p.p. Paulo Oscar Iglesias Chermont de Miranda) FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL; (p.p Livia Beatriz Silva do Prado) BESTINVER SICAV – BESTINVER LATIN AMERICA; BEST INVESTMENT CORPORATION; BESTINVER LATAM FI; ITAÚ MOMENTO IQ ACOES FUNDO DE INVESTIMENTO; ITAÚ MOMENTO AÇÕES FUNDO DE INVESTIMENTO THE BANK OF NEW YORK ADR DEPARTMENT; EVOLUTION FUNDO DE INVESTIMENTO EM AÇÕES EXTERIOR; MISTYQUE TEENS DE INVESTIMENTO EM ACOES; FUNDO DE INVESTIMENTO EM ACOES MISTYQUE; VINCI GAS FUNDO DE INVESTIMENTOS EM ACOES; VINCI GAS FUNDO DE INVESTIMENTOS EM ACOES – FHS; POLO LONG BIAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; POLO MACRO FUNDO DE INVESTIMENTO MULTIMERCADO; POLO – FUNDO DE INVESTIMENTO EM AÇÕES; POLO NORTE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; MERAKI LONG BIASED MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; MERAKI EQUITY HEDGE MASTER FIM CP IE; CLIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; SPX NIMITZ MASTER FIM; SPX NIMITZ MASTER GERAL FI MULTIMERCADO; SPX RAPTOR MASTER FI EXT MM CP; SPX FALCON MASTER FIA; SPX LANCER PREVIDENCIARIO FIM; SPX APACHE MASTER FIA; SPX PATRIOT MASTER FIA; CANADIAN EAGLE PORTFOLIO LLC. (RV); ROGERIO LUCHIARI; DIEGO PENADES BARRETO; CAROLINA PENADES LIMA; CARMEN PENADES MAS BARRETO. Distance voting Shareholders: HARPIA FDO DE INVESTIMENTO DE ACOES INVESTIMENTO NO EXTERIOR; KROL FIA IE; TROPICO VALUE FUNDO DE INVESTIMENTO EM ACOES; MOAT CAPITAL FIA MASTER; MOAT CAPITAL LONG BIAS FIM MASTER; MOAT PREV ITAU MASTER FUNDO DE INVESTIMENTO EM ACOES; MOAT PREV FI EM ACOES; MOAT SANTANDER PREV MASTER FIA; WARLEY FERREIRA DE ALMEIDA; GUILHERME DANTAS FERNANDES ALVES; CARLOS ALBERTO MATTOS SALIBA; ROGER RIBEIRO VIEIRA; DAHLIA AÇÕES MASTER FIA; DAHLIA GLOBAL 50 FIFE PREVIDÊNCIA FIM; DAHLIA GLOBAL ALLOCATION MASTER FIA; DAHLIA TOTAL RETURN MASTER FIM; DAHLIA 70 ADVISORY XP SEGUROS PREVIDENCIA FIM; DAHLIA 100 FIFE PREVIDENCIA FIM; DAHLIA MASTER AÇÕES PREVIDENCIÁRIO FI; INTER VITREO DUPLA ALPHA FIA; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC; TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED; TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED; INTERNATIONAL EQUITIES B UNIT TRUST; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S A; FIRST TRUST BRAZIL ALPHADEX FUND; ITAU FUNDS - LATIN AMERICA EQUITY FUND; VICTORIAN FUNDS MAN C A T F V E M T; SUNSUPER SUPERANNUATION FUND; COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN; WASHINGTON STATE INVESTMENT BOARD; CITI RETIREMENT SAVINGS PLAN; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TIL; TELSTRA SUPER PTY LTD T TELSTRA S SHEME; e NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY F.

This is a true copy of the original drawn up in the relevant book.

Rio de Janeiro, April 30, 2021.

Rafael Padilha Calábria

Secretary of the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer